# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL ELECTRONICS INC, CIK 0000101984
CUSIP: 913483103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 15147 N SCOTTSDALE RD, SUITE H300, SCOTTSDALE, Arizona (AZ), 85254
Date of event which requires filing of this statement: 09/10/2026
Filed by CIK 0001970265
Persons authorized to receive notices and communications: IAN ENGORON, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- TORO 18 HOLDINGS LLC (CIK 0001970265): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,101,832; sole dispositive power 0; shared dispositive power 1,101,832; aggregate amount beneficially owned 1,101,832 (8.6% of the class)
- IMMERSION CORP (CIK 0001058811): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,101,832; sole dispositive power 0; shared dispositive power 1,101,832; aggregate amount beneficially owned 1,101,832 (8.6% of the class)
- MARTIN WILLIAM C (CIK 0001205885): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,101,832; sole dispositive power 0; shared dispositive power 1,101,832; aggregate amount beneficially owned 1,101,832 (8.6% of the class)
- Singer Eric (CIK 0001443284): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 80,984; shared voting power 1,101,832; sole dispositive power 80,984; shared dispositive power 1,101,832; aggregate amount beneficially owned 1,288,357 (9.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: UNIVERSAL ELECTRONICS INC
Address of issuer's principal executive offices: 15147 N SCOTTSDALE RD, SUITE H300, SCOTTSDALE, Arizona (AZ), 85254

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Toro 18 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,101,832 Shares directly beneficially owned by Toro 18 is approximately $9,759,633, including brokerage commissions.

Of the 80,984 Shares directly beneficially owned by Mr. Singer, 32,094 Shares were awarded to him in connection with his service as a director of the Issuer and 48,890 Shares were purchased with personal funds on the open market for an aggregate purchase price of approximately $331,723, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,885,062 Shares outstanding, as of August 3, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.

A. Toro 18
As of the close of business on the date hereof, Toro 18 directly beneficially owned 1,101,832 Shares.
Percentage: Approximately 8.6%

B. Immersion
As the sole member of Toro 18, Immersion may be deemed to beneficially own the 1,101,832 Shares owned by Toro 18.
Percentage: Approximately 8.6%

C. Mr. Martin
As the Chief Strategy Officer of Toro 18, Mr. Martin may be deemed to beneficially own the 1,101,832 Shares owned by Toro 18.
Percentage: Approximately 8.6%

D. Mr. Singer
As of the close of business on the date hereof, Mr. Singer directly beneficially owned 80,984 Shares. In addition, As President and Chief Executive Officer of Toro 18, Mr. Singer may be deemed to beneficially own the 1,101,832 Shares owned by Toro 18.
Percentage: Approximately 9.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Toro 18
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,101,832
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,101,832

B. Immersion
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,101,832
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,101,832

C. Mr. Martin
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,101,832
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,101,832

D. Mr. Singer
1. Sole power to vote or direct vote: 80,984
2. Shared power to vote or direct vote: 1,101,832
3. Sole power to dispose or direct the disposition: 80,984
4. Shared power to dispose or direct the disposition: 1,101,832

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment no. 6 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- TORO 18 HOLDINGS LLC: /s/ Eric Singer, Eric Singer, President and CEO (09/11/2026)
- IMMERSION CORP: /s/ Eric Singer, Eric Singer, President, CEO and Chairman (09/11/2026)
- MARTIN WILLIAM C: /s/ William C. Martin, William C. Martin (09/11/2026)
- Singer Eric: /s/ Eric Singer, Eric Singer (09/11/2026)